UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Reports Third Quarter 2022 Financial Results

•	Revenue for the first nine months of 2022 reached $858.4 million, a 4.9% increase year-over-year on a comparable basis[1] and an 8.7% decrease year-over-year.

•	Adjusted EBITDA was $630.6 million for the first nine months of 2022, a 4.3% increase year-over-year on a comparable basis[1] and a 0.6% decrease year-over-year.

•	Net loss for the first nine months of 2022 attributable to the Company was $9.5 million, compared with a net loss of $18.2 million in the first nine months of 2021.

•	Net cash provided by operating activities for the first nine months of 2022 was $515.7 million, a 16.7% increase compared with $441.9 million in the first nine months of 2021.

•	Cash available for distribution (“CAFD”) increased by 6.2% year-over-year up to $179.0 million in the first nine months of 2022.

•	Quarterly dividend of $0.445 per share approved by the Board of Directors.

•	Close to $150 million in new equity investments committed, including the Company’s first standalone battery storage project.

November 9, 2022 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”) today reported its financial results for the first nine months of 2022. Revenue for the first nine months of 2022 was $858.4 million, an 8.7% decrease compared with the first nine months of 2021 and a 4.9% increase on a comparable basis1. Adjusted EBITDA was $630.6 million, a 0.6% decrease compared to the first nine months of 2021 and a 4.3% increase on a comparable basis1. Net cash provided by operating activities reached $515.7 million in the first nine months of 2022, a 16.7% increase compared to the first nine months of 2021. CAFD was $179.0 million, a 6.2% increase compared with $168.5 million in the first nine months of 2021. CAFD per share2 was $1.57, a 3.0% increase compared to the same period of the previous year.

[1]
Compared to the nine-month period ended September 30, 2021, on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project in the nine-month period ended September 30, 2021.

[2]	CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period.

Highlights

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022	2021	2022	2021
Revenue	$303,121	$329,243	$858,405	$940,418
Profit/(loss) for the period attributable to the Company	(13,543)	(11,337)	(9,473)	(18,166)
Adjusted EBITDA	228,336	229,846	630,641	634,081
Net cash provided by operating activities	251,590	195,623	515,726	441,940
CAFD	61,662	58,580	179,010	168,474

Key Performance Indicators

	For the nine-month period ended September 30,
	2022	2021
Renewable energy
MW in operation[3]	2,121	2,022
GWh produced[4]	4,155	3,460
Efficient natural gas & heat
MW in operation[5]	398	398
GWh produced[6]	1,898	1,665
Availability (%)[7]	100.4%	99.8%
Transmission lines
Miles in operation	1,229	1,166
Availability (%)[7]	99.9%	100.0%
Water
Mft[3] in operation[3]	17.5	17.5
Availability (%)[7]	102.6%	99.8%

[3]
Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.

[4]	Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
[5]	Includes 43 MW corresponding to our 30% share in Monterrey and 55MWt corresponding to thermal capacity from Calgary District Heating.
[6]	GWh produced includes 30% share of the production from Monterrey.
[7]	Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

Segment Results

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
	2022	2021
Revenue by geography
North America	$323,693	$308,661
South America	122,549	117,129
EMEA	412,163	514,628
Total Revenue	$858,405	$940,418

Adjusted EBITDA by geography
North America	$258,161	$243,360
South America	95,080	90,626
EMEA	277,400	300,094
Total Adjusted EBITDA	$630,641	$634,081

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
	2022	2021
Revenue by business sector
Renewable energy	$652,758	$725,756
Efficient natural gas & heat	81,944	93,524
Transmission lines	83,279	80,428
Water	40,424	40,710
Total Revenue	$858,405	$940,418

Adjusted EBITDA by business sector
Renewable energy	$469,851	$464,861
Efficient natural gas & heat	66,808	76,387
Transmission lines	66,226	64,243
Water	27,756	28,590
Total Adjusted EBITDA	$630,641	$634,081

Production in the renewable energy portfolio increased by 20% during the first nine months of 2022 compared with the first nine months of 2021 mainly due to the contribution from recent investments.

In our efficient natural gas and heat, transmission lines and water segments, where revenue is based on availability, we maintained very high availability levels.

Liquidity and Debt

As of September 30, 2022, cash at Atlantica’s corporate level was $105.8 million, compared with $88.3 million as of December 31, 2021. Additionally, as of September 30, 2022, the Company had $440.0 million available under its Revolving Credit Facility and therefore total corporate liquidity8 of $545.8 million, compared with $528.3 million as of December 31, 2021.

As of September 30, 2022, net project debt9 was $3.95 billion, compared with $4.50 billion as of December 31, 2021, while net corporate debt10 was $849.7 million, compared with $934.8 million as of December 31, 2021. As of September 30, 2022, the net corporate debt / CAFD pre-corporate debt service ratio11 was 3.0x and the average corporate debt maturity stood at approximately 4.5 years, providing the Company with significant financial flexibility.

Dividend

On November 8, 2022, the Board of Directors of Atlantica approved a dividend of $0.445 per share. This dividend is expected to be paid on December 15, 2022, to shareholders of record as of November 30, 2022.

Growth Update

Atlantica has committed approximately $150 million in new investments, including investments in standalone battery storage, solar PV with storage and other investments, including the prepayment of a tranche of project debt with higher cost.

[8]	Corporate liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of September 30, 2022, and available revolver capacity as of September 30, 2022.
[9]	Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
[10]	Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
[11]
Net corporate leverage is calculated as net corporate debt divided by midpoint 2022 CAFD guidance before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.

1.	First Standalone Battery Storage Project.

Atlantica announced the construction of a battery storage system located inside its Coso geothermal plant in California, a project that the Company has been developing in-house. The battery system will have a capacity of 100 MWh (4 hours) and is expected to start operation in 2024. The expected investment represents an Enterprise Value12 / EBITDA13 multiple of approximately 10 times. The project will benefit from the U.S. Inflation Reduction Act and from synergies with existing assets in the region.

This is the first project of a pipeline in the Southwest that includes 6 projects with a total 300 MW of PV and over 2,000 MWh of storage. The Southwest of the United States presents a clear opportunity for storage considering current renewable energy penetration and future objectives.

“We believe that the Inflation Reduction Act is going to be a game changer in the renewable energy sector in the U.S. We expect to build new projects on which we have been working during the last years and to continue building our pipeline,” said Santiago Seage, Chief Executive Officer of Atlantica. “As the energy transition accelerates, our experience with most renewable energy technologies and storage will be the key to offer clients and ISOs efficient clean energy solutions”.

2.	First Investment in PV + Batteries.

In September 2022, Atlantica closed the acquisition of Chile PV 3, a 73 MW solar PV plant through its renewable energy platform in Chile. In 2023, the Company expects to add a battery system of approximately 100 MWh. Storage systems in Chile receive capacity payments, similar to resource adequacy. This asset can also benefit from synergies with existing assets in Chile. The acquisition represents an Enterprise Value14 / EBITDA15 multiple of approximately 6 times.

In addition, we have an exclusivity agreement to co-invest in an 80 MW portfolio of solar PV assets which is currently starting construction.

[12]	Enterprise value means the expected investment of Atlantica in this battery storage system.
[13]	Expected 2025 EBITDA of the Coso Battery Storage Project. See reconciliation in Appendix.
[14]	Enterprise value means the investment of Atlantica in this Chile PV 3 plant.
[15]	Average EBITDA for the years 2021 and 2020 of the Chile PV 3 plant. See reconciliation in Appendix.

Well Positioned to Navigate Current Market Risks

With its prudent financing and hedging policy, Atlantica should be well positioned against current market risks in the power sector:

•
Euro foreign exchange risk is hedged. Atlantica has always hedged the exposure of its Cash Available For Distribution to variations in the value of the euro against the U.S. dollar. First, Atlantica benefits from a natural hedge, since distributions from its solar assets in Europe are partially offset with interest payments in euros at the corporate level and euro-denominated corporate general and administrative expenses. Second, Atlantica’s strategy is to hedge its net euro exposure through currency options on a rolling basis. The Company hedges 100% of its euro-denominated net exposure for the next 12 months and 75% of its euro-denominated net exposure for the subsequent 12 months. After month 24, the potential impact on CAFD is estimated at approximately 2-3%[16] assuming the conversion of the expected net euro exposure to U.S. dollar at the current euro/U.S. dollar rate instead of at the Company’s average hedged rate for 2022.

•
Escalation factors provide protection against inflation. Approximately 50%[17] of the Company’s portfolio has revenue indexed either to U.S. inflation indexes or to a formula based on inflation or to a fixed number.

•
Interest rates are largely fixed or hedged. 99% of the Company’s corporate debt and 93% of its project debt is either fixed or hedged as of September 30, 2022. An increase of 100 basis points in interest rates with respect to current rates is estimated to have an impact of approximately 1.5%[18] on our CAFD.

•	Regulated assets in Europe. Given the regulated nature of the revenue from our assets in Europe, any potential caps on market prices should have no impact on the net value of our assets.

[16]
Calculated as the average net euro exposure expected for the years 2024-2027 multiplied by the difference between our average euro / dollar hedged rate for 2022 and the euro / dollar rate as of October 31, 2022 and dividing the result by the midpoint CAFD 2022 Guidance.

[17]	Based on CAFD estimates for the 2022-2026 period as of February 28, 2022, including the acquisitions announced as of November 9, 2022. See “Disclaimer – Forward Looking Statements”.
[18]	Expected annual impact calculated on existing debt as of September 30, 2022, with interest rates as of October 31, 2022., divided by the midpoint CAFD 2022 Guidance.

2022 Guidance

Atlantica expects to close the year 2022 with CAFD in the range of the guidance provided in March 2022, which is between $230 million and $250 million.

The Company expects to achieve an Adjusted EBITDA modestly below the low end of its guidance, which was $810 million, mainly due to the impact from the depreciation of the euro against the U.S. dollar. This depreciation has not affected CAFD guidance as a result of the Company’s hedging strategy.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Wednesday, November 9, 2022, at 8:15 am (New York time).

In order to access the conference call participants should dial: + 1-646-664-1960 (US), +44 (0) 20-3936-2999 (UK) or +1-613-699-6539 (Canada), followed by the confirmation code 836967. Atlantica advises participants to access the conference call at least 20 minutes in advance.

The senior management team will also hold meetings with investors on November 13, 14 and 15, at the Edison Electric Institute Financial Conference in Florida and on November 16, at the RBC Midstream and Energy Infrastructure Conference in Texas and at the BNP Paribas Exane 5th MidCap CEO Conference in Paris. In order to schedule a meeting with Atlantica at the EEI Financial Conference, please send an email to ir@atlantica.com.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3.D—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to:  new investments and projects, including their expected development, completion,  commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), as well as statements with respect to potential acquisitions; expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the  impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments;  estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-GAAP measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC.

The 2022 CAFD and 2022 Adjusted EBITDA referred to in section “2022 Guidance” are estimates as of November 9, 2022. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its third quarter 2022 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD and CAFD per share and Enterprise Value to EBITDA. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share, Adjusted EBITDA and enterprise value to EBITDA) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD, CAFD per share and enterprise value to EBITDA do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•
the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD, CAFD per share and enterprise value to EBITDA differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA as profit/(loss) for the period attributable to the Company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax, finance expense net, depreciation, amortization and impairment charges of entities included in the consolidated financial statements and including depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership). Until September 30, 2021, Adjusted EBITDA excluded share of profit/(loss) of associates carried under the equity method and did not include depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Prior periods have been presented accordingly.

CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated as CAFD divided by the weighted average number of outstanding ordinary shares of the Company during the period (114,236,482 for the nine-months ended on September 30, 2022, and 110,749,202 for September 30, 2021).

We define enterprise value to EBITDA as an investment's enterprise value divided by its earnings before interest, taxes, depreciation, and amortization.

Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD and CAFD per share are relevant supplemental measurements of the Company’s ability to earn and distribute cash returns to investors and are useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD, CAFD per share and enterprise value to EBITDA are widely used by other companies in the same industry.

Our management believes enterprise value to EBITDA is a useful valuation tool widely used by investors when evaluating transactions as it compares the investment's value to its earnings before interest, taxes, depreciation, and amortization.

Our management uses Adjusted EBITDA, CAFD, CAFD per share and enterprise value to EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the period ended September 30, 2022 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a non-controlling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of associates carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.

Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022	2021	2022	2021
Revenue	$303,121	$329,243	$858,405	$940,418
Other operating income	18,824	17,327	54,860	57,597
Employee benefit expenses	(18,655)	(20,093)	(58,766)	(59,105)
Depreciation, amortization, and impairment charges	(156,250)	(146,040)	(374,059)	(334,916)
Other operating expenses	(82,339)	(105,081)	(261,435)	(320,873)
Operating profit	$64,701	$75,356	$219,005	$283,121
Financial income	1,747	616	3,367	1,848
Financial expense	(79,952)	(87,476)	(244,305)	(277,000)
Net exchange differences	6,500	(138)	13,837	2,046
Other financial income/(expense), net	2,591	8,383	2,208	21,684
Financial expense, net	$(69,114)	$(78,615)	$(224,893)	$(251,422)
Share of profit/(loss) of associates carried under the equity method	2,345	1,589	20,668	4,245
Profit/(loss) before income tax	$(2,068)	$(1,670)	$14,780	$35,944
Income tax	(6,925)	(9,262)	(12,975)	(42,390)
Profit/(loss) for the period	$(8,993)	$(10,932)	$1,805	$(6,446)
Loss/(profit) attributable to non-controlling interests	(4,550)	(405)	(11,278)	(11,720)
Profit/(loss) for the period attributable to the Company	$(13,543)	$(11,337)	$(9,473)	$(18,166)
Weighted average number of ordinary shares outstanding (thousands)	115,604	111,055	114,236	110,749
Weighted average number of ordinary shares diluted (thousands)	119,243	114,577	118,197	114,156
Basic earnings per share (U.S. dollar per share)	$(0.12)	$(0.10)	$(0.08)	$(0.16)
Diluted earnings per share (U.S. dollar per share)	$(0.11)	$(0.10)	$(0.08)	$(0.16)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of September 30, 2022	As of December 31, 2021
Non-current assets
Contracted concessional assets	$7,338,449	$8,021,568
Investments carried under the equity method	268,151	294,581
Financial investments	186,875	96,608
Deferred tax assets	118,632	172,268
Total non-current assets	$7,912,107	$8,585,025
Current assets
Inventories	$31,865	$29,694
Trade and other receivables	230,716	307,143
Financial investments	190,069	207,379
Cash and cash equivalents	781,575	622,689
Total current assets	$1,234,225	$1,166,905
Total assets	$9,146,332	$9,751,930
Equity and liabilities
Share capital	$11,606	$11,240
Share premium	986,594	872,011
Capital reserves	866,715	1,020,027
Other reserves	333,739	171,272
Accumulated currency translation differences	(197,026)	(133,450)
Accumulated deficit	(402,519)	(398,701)
Non-controlling interest	206,259	206,206
Total equity	$1,805,368	$1,748,605
Non-current liabilities
Long-term corporate debt	$934,795	$995,190
Long-term project debt	4,249,902	4,387,674
Grants and other liabilities	1,242,059	1,263,744
Derivative liabilities	50,536	223,453
Deferred tax liabilities	293,757	308,859
Total non-current liabilities	$6,771,049	$7,178,920
Current liabilities
Short-term corporate debt	$20,745	$27,881
Short-term project debt	372,038	648,519
Trade payables and other current liabilities	135,694	113,907
Income and other tax payables	41,438	34,098
Total current liabilities	$569,915	$824,405
Total equity and liabilities	$9,146,332	$9,751,930

Consolidated Cash Flow Statement
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022	2021	2022	2021
Profit/(loss) for the period	$(8,993)	$(10,933)	$1,805	$(6,446)
Financial expense and non-monetary adjustments	243,374	265,866	628,279	661,992
Profit for the period adjusted by financial expense and non-monetary adjustments	$234,381	$254,933	$630,084	$655,546
Changes in working capital	50,094	(14,009)	47,778	(4,576)
Net interest and income tax paid	(32,885)	(45,301)	(162,136)	(209,030)
Net cash provided by operating activities	$251,590	$195,623	$515,726	$441,940
Acquisitions of subsidiaries and entities under the equity method	(3,581)	(14,436)	(45,553)	(337,539)
Investments in contracted concessional assets	(17,602)	7,437	(27,890)	(9,156)
Investments in assets under development or construction	(8,330)	(1,192)	(30,406)	(2,754)
Distributions from entities under the equity method	12,411	11,385	56,202	24,615
Other non-current assets/liabilities	(233)	930	(419)	1,937

Net cash provided by/(used in) investing activities	$(17,335)	$4,124	$(48,066)	$(322,897)

Net cash used in financing activities	$(95,719)	$(111,262)	$(263,118)	$(207,965)

Net increase/(decrease) in cash and cash equivalents	$138,536	$88,485	$204,542	$(88,922)
Cash and cash equivalents at beginning of the period	668,247	686,289	622,689	868,501
Translation differences in cash or cash equivalent	(25,208)	(11,229)	(45,656)	(16,034)
Cash and cash equivalents at end of the period	$781,575	$763,545	$781,575	$763,545

Reconciliation of Adjusted EBITDA to Net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022	2021	2022	2021
Net cash provided by operating activities	$251,590	$195,623	$515,726	$441,940
Net interest and income tax paid	32,885	45,301	162,136	209,030
Changes in working capital	(50,094)	14,009	(47,778)	4,576
Non-monetary items & other	(13,432)	(33,537)	(37,020)	(37,511)
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	7,387	8,451	37,577	16,044
Adjusted EBITDA	$228,336	$229,846	$630,641	$634,081

Reconciliation of CAFD to CAFD per share

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022	2021	2022	2021
CAFD (in thousands of U.S. dollars)	$61,662	$58,580	$179,010	$168,474
Weighted average number of shares (basic) for the period (in thousands)	115,604	111,055	114,236	110,749
CAFD per share (in U.S. dollars)	$0.5334	$0.5275	$1.5670	$1.5212

Reconciliation of CAFD and Adjusted EBITDA to
Profit/(loss) for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2022	2021	2022	2021
Profit/(loss) for the period attributable to the Company	$(13,543)	$(11,337)	$(9,473)	$(18,166)
Profit/(loss) attributable to non-controlling interest	4,550	405	11,278	11,720
Income tax	6,925	9,262	12,975	42,390
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	5,040	6,861	16,909	11,799
Financial expense, net	69,114	78,615	224,893	251,422
Depreciation, amortization, and impairment charges	156,250	146,040	374,059	334,916
Adjusted EBITDA	$228,336	$229,846	$630,641	$634,081
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(7,387)	(8,451)	(37,577)	(16,044)
Non-monetary items	10,839	33,675	32,192	35,463
Accounting provision for electricity market prices in Spain	10,507	41,582	28,233	52,566
Difference between billings and revenue in assets accounted for as concessional financial assets	14,978	6,771	48,197	26,931
Income from cash grants in the US	(14,645)	(14,678)	(44,238)	(44,034)
Maintenance Capex	(7,283)	(246)	(13,742)	(4,623)
Dividends from equity method investments	12,411	11,385	56,202	24,615
Net interest and income tax paid	(32,885)	(45,301)	(162,136)	(209,030)
Changes in other assets and liabilities	52,186	(11,873)	53,012	21,891
Deposits into/ withdrawals from restricted accounts[19]	(20,503)	(8,456)	(679)	(20,866)
Change in non-restricted cash at project level[19]	(135,718)	(89,947)	(187,334)	(113,379)
Dividends paid to non-controlling interests	(10,421)	(11,717)	(26,442)	(23,327)
Debt principal repayments	(27,912)	(40,336)	(165,128)	(160,307)
Cash Available For Distribution	$61,662	$58,580	$179,010	$168,474

[19]
“Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

Appendix

The following table provides a reconciliation of EBITDA to Net Income of the Coso Battery Storage Project and the Chile PV 3 acquisition:

(in millions of U.S. dollars)	Coso battery storage project Expected 2025	Chile PV 3 Average 2020-2021[20]
Net income	1.6	(12.5)
Income tax expense	0.6	3.4
Interest expense	-	7.3
Depreciation and amortization	2.1	6.0
EBITDA	4.3	4.2

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlantica.com	Investor Relations & Communication Leire Perez E ir@atlantica.com T +44 20 3499 0465

[20]	Based on Unaudited Financial Statements for the year ended December 31, 2021 and Audited Financial Statements for the year ended December 31, 2020, presented on a 100% basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: November 9, 2022	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer